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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31(1) (dollar amounts in thousands)
	2005	2006	2007	2008	2009
Earnings
Income from Continuing Operations	523	(12,467)	(14,673)	1,317	7,264
Fixed Charges	7,106	23,479	42,210	36,808	30,034
Distributions from Equity Investees	53,134	62,488	110,247	122,604	99,416
Total Earnings	60,763	73,500	137,784	160,729	136,714
Fixed Charges
Interest expense	7,106	23,479	42,210	36,808	30,034
Total Fixed Charges	7,106	23,479	42,210	36,808	30,034
Ratio of Earnings/Fixed Charges	8.55x	3.13x	3.26x	4.37x	4.55x

(1)
The acquisition of North Baja in 2009 was accounted for as a transaction between entities under common control similar to a pooling of interests, and the Partnership's historical financial information was recast to include North Baja for all periods presented. The ratios presented reflect the recast historical financial information.

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  Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES